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EXHIBIT (a)(6)

JNI CORPORATION, INC.

VOLUNTARY STOCK OPTION EXCHANGE PROGRAM

PROMISE TO GRANT STOCK OPTION

Dear:

        On behalf of JNI Corporation, Inc. ("JNI"), I am writing to you regarding JNI's recent offer to exchange (the "Offer") certain outstanding stock options granted under JNI's Amended and Restated 1999 Stock Option Plan (the "1999 Plan") and JNI's 2000 Non-Qualified Stock Option Plan (the "2000 Plan") on or after March 10, 1999 for a new option or options which JNI will issue under either its 1999 Plan or its 2000 Plan.

        The Offer expired at 12:00 midnight, Pacific Time, on September 27, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, JNI accepted for exchange options to purchase a total of                        shares of JNI common stock.

        In accordance with the terms of the Offer, JNI hereby promises to grant you a nonstatutory stock option to purchase                        shares of common stock (the "New Option") on or promptly after March 31, 2003. JNI has agreed to grant you the New Option in exchange for stock options to purchase an aggregate of                        shares of JNI common stock (the "Old Option") that you tendered to JNI for cancellation pursuant to the terms of the Offer. JNI cancelled your Old Option on September 30, 2002.

        The exercise price of the New Option will be the closing price of JNI's common stock on the date of the grant, as listed on the Nasdaq National Market. A portion of your New Option will be one hundred percent vested immediately (such portion being attributable to New Option granted to replace SILO options) and the remaining portion will vest immediately in only that percentage previously disclosed to you in your individual Memorandum from John Stiska provided to you on August 29, 2002 (the "Memorandum"). The unvested portion of your New Option will vest in an amount equal to 1/36th of that unvested portion each month thereafter until your New Option is one hundred percent (100%) vested, subject to your continued active full-time employment through each such vesting date.

        The New Option will otherwise be subject to the standard terms and conditions of JNI's 1999 Plan or 2000 Plan and a new option agreement between JNI and you.

        In order to receive the New Option, you must be an eligible employee of JNI on the date the New Option is granted. This Promise to Grant Stock Option does not constitute a guarantee of employment with JNI for any period. Your employment with JNI remains "at-will" and can be terminated by either you or JNI at any time, with or without cause or notice. If you voluntarily terminate your employment with JNI or if your employment is terminated by JNI for any reason whatsoever before the New Option is granted, you will lose all rights you have to receive the New Option.

        This Promise to Grant Stock Option is subject to the terms and conditions of the Offer to Exchange dated August 29, 2002, your Memorandum, and the Election Form previously completed and submitted by you to JNI, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and JNI with respect to this transaction. This Promise to Grant Stock Option may only be amended by means of a writing signed by you and a duly authorized officer of JNI.

        JNI CORPORATION, INC.

By:	Date:	, 2002

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  EXHIBIT (a)(6)
JNI CORPORATION, INC. VOLUNTARY STOCK OPTION EXCHANGE PROGRAM PROMISE TO GRANT STOCK OPTION